July 2, 2020

VIA EDGAR

Mr. Amit Pande

Accounting Branch Chief

Division of Corporate Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth Third Bancorp
Form 10-K for Fiscal Year Ended December 31, 2019
Form 8-K Filed April 21, 2020
File No. 001-33653

Dear Mr. Pande:

We are writing in response to your letter dated June 24, 2020 related to the Form 10-K for the fiscal year ended December 31, 2019 and the Form 8-K filed April 21, 2020 of Fifth Third Bancorp (“Fifth Third,” the “Registrant” or the “Bancorp”). In accordance with your request, we have responded to the comment included in your letter as detailed below.

Additionally, the Registrant acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filings, notwithstanding any review, comments, action or absence of action by the staff.

Form 8-K, filed April 21, 2020

Exhibit 99.1

Use of Non-GAAP Financial Measures, page 27

1.

We note your disclosures on pages 27-29 of various non-GAAP measures that are derived from Adjusted net income calculated on page 29, which exclude “Provision in excess of credit losses”. It appears these performance measures, which exclude a portion of the provision for credit losses, substitute individually tailored recognition and measurement methods for those of GAAP and violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which is available on our website at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please refrain from disclosing these performance measures, or any other similar non-GAAP performance measures that exclude all or a portion of the provision for credit losses.

Fifth Third acknowledges the staff’s comment and confirms that it will refrain from disclosing these measures, or any other similar non-GAAP performance measures that exclude all or a portion of the provision for credit losses in future filings.

If you should have any additional questions or require any further information, please do not hesitate to call me at (513) 534-5247 or Mark Hazel, Senior Vice President and Controller, at (513) 534-6702.

Sincerely,

Tayfun Tuzun
Executive Vice President and Chief Financial Officer

cc: Deloitte & Touche LLP

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